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SEC FILE NUMBER	
8	67355

SEC Mail
Mail Processing
Section

MAR 01 2011

Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
[redacted]
PART III

Public Copy

*KH 3/11

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2010** (MM/DD/YY) AND ENDING **12/31/2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Evolution Markets Financial Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Bank Street
(No. and Street)

White Plains	**NY**	**10606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen D. Semenza **(914) 323-0285**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

[redacted]

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

11019450

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/8

OATH OR AFFIRMATION

I, Stephen D. Semenza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evolution Markets Financial Services LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company or any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARTA A. MATTAUSZEK
Notary Public, State of New York
Qualified in Bronx County
Reg. No. 01MA6215565
My Commission Expires 12/28/2013

Signature

Chief Financial Officer
Title

Marta A. Mattauszek
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report. Bound separately
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Evolution Markets Financial Services LLC
Index
Year Ended December 31, 2010

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Member
Evolution Markets Financial Services LLC

We have audited the accompanying statement of financial condition of Evolution Markets Financial Services LLC (A Limited Liability Company and wholly-owned subsidiary of Evolution Markets Inc.) (the "Company") as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evolution Markets Financial Services LLC as of December 31, 2010, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
February 26, 2011

Evolution Markets Financial Services LLC
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 1,045,076
Prepaid expenses	7,267
Other assets	1,120
Total assets	$ 1,053,463
Liabilities and Member's Equity	
Accounts payable, accrued expenses	$ 23,268
Due to parent	514,330
Total liabilities	537,598
Commitments and contingencies	
Member's equity	515,865
Total liabilities and member's equity	$ 1,053,463

The accompanying notes are an integral part of these financial statements.

Evolution Markets Financial Services LLC
Statement of Operations
Year Ended December 31, 2010

Revenues	
Investment banking fees	$ 650,000
Interest Income	1,529
Total revenues	651,529
Operating expenses	
Employee compensation and benefits	839,791
Professional fees	214,927
Travel and entertainment	94,209
Telephone, communications and technology	58,322
Occupancy	88,991
Depreciation and amortization	36,178
Other expenses	64,473
Total expenses	1,396,891
Loss before income tax benefit	(745,362)
Income tax benefit	257,280
Net loss	$ (488,082)

The accompanying notes are an integral part of these financial statements.

Evolution Markets Financial Services LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2010

	Member's Equity
Balance at January 1, 2010	$ 716,472
Net loss	(488,082)
Capital contribution- Parent	287,475
Balance at December 31, 2010	$ 515,865

The accompanying notes are an integral part of these financial statements.

Evolution Markets Financial Services LLC
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities	
Net loss	$ (488,082)
Adjustments to reconcile net loss to net cash provided by operating activities	
Non-cash charges included in net loss	
Deferred income taxes, net	11,032
Decrease (increase) in operating assets	
Accounts receivable	10,000
Due from parent	136,015
Prepaid expenses	23,723
Other assets	116,199
Increase (decrease) in operating liabilities	
Employee compensation payable	(32,295)
Accounts payable, accrued expenses	(26,749)
Due to parent	465,294
Net cash provided by operating activities	215,137
Cash flows from financing activities	
Capital contribution - Parent	287,475
Net cash provided by financing activities	287,475
Increase in cash and cash equivalents	502,612
Cash and cash equivalents	
Beginning of year	542,464
End of year	$ 1,045,076
Supplemental cash flow disclosures	
Taxes paid	$ 250

The accompanying notes are an integral part of these financial statements.